UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Strategy Ltd.

ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ) (the “Company”) announced today that the previously announced 1-for-20 reverse share split of the Company’s ordinary shares, par value NIS 0.00286 per share (the “Reverse Share Split”), became effective today, June 1, 2026. The Company’s ordinary shares began trading on a reverse split-adjusted basis under the Company’s existing trading symbol “ZOOZ” as of the opening of trading today on each of the Nasdaq Capital Market (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). The new CUSIP number assigned to the Company’s ordinary shares as of the time of effectiveness of the Reverse Share Split is M2573A239.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statements on Form F-3, Files No. 333-288280, 333-288916, 333-289655, 333-290571 and 333-290638.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Strategy Ltd.

Date: June 1, 2026	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors